FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

Supplement for the month of July 2007.

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Financial Highlights – Three months ended June 2007

2.	Nomura Reports First Quarter Financial Results

3.	Notification of Impairment of Investments in Subsidiaries and Affiliates in Unconsolidated Financial Statements

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: July 25, 2007	By:	/s/ Toshio Hirota
Toshio Hirota Executive Managing Director

Financial Highlights For the Three Months Ended June 30, 2007 (US GAAP)

Date:	July 25, 2007
Company name (code number):	Nomura Holdings, Inc. (8604)
Stock exchange listings:	(In Japan) Tokyo, Osaka, Nagoya
(Overseas) New York, Singapore
Representative:	Nobuyuki Koga
President and Chief Executive Officer, Nomura Holdings, Inc.
For inquiries:	Tomoyuki Funabiki
Managing Director, Investor Relations Department, Nomura Holdings, Inc.
Tel: (Country Code 81) 3-3211-1811
URL http://www.nomura.com

1.	Consolidated Operating Results

(1)	Operating Results

	For the three months ended June 30			For the year ended March 31
	2007		2006	2007
	(Yen amounts in millions, except per share data)
		% Change from June 30, 2006
Total revenue	682,701	69.9%	401,730	2,049,101
Net revenue	380,737	84.9%	205,934	1,091,101
Income before income taxes	142,834	327.6%	33,404	321,758

Net income	76,742	281.1%	20,138	175,828
Basic net income per share	40.22		10.52	92.25
Diluted net income per share	40.09		10.50	92.00
Net income to shareholders’ equity (ROE)	13.7%		3.9%	8.3%

(2)	Financial Position

	At June 30		At March 31
	2007	2006	2007
	(Yen amounts in millions, except per share data)
Total assets	37,368,364	31,552,939	35,873,374
Shareholders’ equity	2,284,350	2,076,754	2,185,919
Shareholders’ equity as a percentage of total assets	6.1%	6.6%	6.1%
Shareholders’ equity per share	1,197.00	1,089.69	1,146.23

2.	Cash dividends

Record date: June 30, 2006	8.0 Yen per share for the three months ended June 30, 2006
Record date: June 30, 2007	8.5 Yen per share for the three months ended June 30, 2007

3.	Earnings forecasts for the year ending March 31, 2008

Nomura provides investment, financing and related services in the capital markets on a global basis. In the global capital markets there exist uncertainties due to, but not limited to, economic and market conditions. Nomura, therefore, does not present earnings forecasts.

4.	Other

(1)	Significant changes to consolidated subsidiaries during the period : None

(2)	Changes in accounting basis, procedure and presentation for the consolidated financial statements

The items described in “Significant changes for presenting the consolidated financial statements”.

a)	Changes in accounting principles : Yes

b)	Other changes : None

Note: Please refer to page 13 “Note 1. Summary of accounting policies” for details.

Financial Summary for the Three Months Ended June 30, 2007

Results of Operations

US GAAP Figures

	Billions of yen		% Change	Billions of yen	% Change
	For the three months ended		(%)	For the three months ended	(%)
	June 30, 2007 (2007.4.1 ~ 2007.6.30) (A)	March 31, 2007 (2007.1.1~ 2007.3.31) (B)	(A-B)/(B)	June 30, 2006 (2006.4.1~ 2006.6.30) (C)	(A-C)/(C)
Net revenue	380.7	311.3	22.3	205.9	84.9
Non-interest expenses	237.9	228.1	4.3	172.5	37.9

Income before income taxes	142.8	83.2	71.8	33.4	327.6
Income tax expense	66.1	50.1	32.0	13.3	398.2

Net income	76.7	33.1	131.9	20.1	281.1

Return on equity (ROE, annualized)	13.7%	6.0%	—	3.9%	—

Nomura Holdings, Inc. and its consolidated entities (“Nomura”) reported net revenue of 380.7 billion yen for the three months ended June 30, 2007, a 22.3% increase from the previous quarter and an 84.9% increase compared to the prior-year first quarter. Non-interest expenses increased 4.3% from the previous quarter and 37.9% compared to the prior-year first quarter to 237.9 billion yen. Income before income taxes of 142.8 billion yen was up 71.8% from the previous quarter and 327.6% compared to the first quarter last year, while net income increased 131.9% from the previous quarter and 281.1% compared to the prior-year first quarter to 76.7 billion yen. ROE for the quarter was 13.7%.

Total of business segments

	Billions of yen		% Change	Billions of yen	% Change
	For the three months ended		(%)	For the three months ended	(%)
	June 30, 2007 (2007.4.1~ 2007.6.30) (A)	March 31, 2007 (2007.1.1~ 2007.3.31) (B)	(A-B)/(B)	June 30, 2006 (2006.4.1~ 2006.6.30) (C)	(A-C)/(C)
Net revenue	352.7	283.6	24.4	209.8	68.1
Non-interest expenses	204.9	202.3	1.2	155.3	31.9

Income before income taxes	147.9	81.2	82.0	54.4	171.6

Nomura engages in private equity investing through its Global Merchant Banking division. Nomura’s US GAAP consolidated financial information includes the effect of consolidation/deconsolidation of certain private equity investee companies. Business segment totals exclude these effects as well as gain (loss) on investments in equity securities held for operating purposes.

Net revenue of business segments for the three months ended June 30, 2007, was 352.7 billion yen, a 24.4% increase from the prior quarter and 68.1% increase compared to the same period last year. Non-interest expenses increased 1.2% from the previous quarter and 31.9% compared to the prior-year first quarter to 204.9 billion yen. Income before income taxes increased 82.0% from the previous quarter and 171.6% compared to the prior-year first quarter to 147.9 billion yen. Please refer to page 22 for an explanation of the differences between US GAAP and business segment values.

Income (loss) before income taxes by business segments

	Billions of yen		% Change	Billions of yen	% Change
	For the three months ended		(%)	For the three months ended	(%)
	June 30, 2007 (2007.4.1~ 2007.6.30) (A)	March 31, 2007 (2007.1.1~ 2007.3.31) (B)	(A-B)/(B)	June 30, 2006 (2006.4.1~ 2006.6.30) (C)	(A-C)/(C)
Domestic Retail	50.6	43.3	16.8	42.5	18.8
Global Markets	26.0	23.9	8.8	14.3	81.8
Global Investment Banking	20.7	11.6	78.2	5.6	272.2
Global Merchant Banking	40.1	(5.2)	—	9.8	309.3
Asset Management	12.2	8.0	52.4	5.2	133.6

Sub Total	149.6	81.7	83.1	77.5	93.2
Other	(1.8)	(0.5)	—	(23.0)	—

Income before income taxes	147.9	81.2	82.0	54.4	171.6

Domestic Retail income before income taxes for the first quarter was 50.6 billion yen, an increase of 16.8% from the prior quarter and 18.8% from the same period last year. Global Markets income before income taxes was 26.0 billion yen, an increase of 8.8% from the prior quarter and 81.8% from the same period last year. Global Investment Banking income before income taxes was 20.7 billion yen, up 78.2% from the previous quarter and 272.2% compared to last year. Global Merchant Banking income before income taxes was 40.1 billion yen, an increase of 45.3 billion yen from the prior quarter and 309.3% compared to the first quarter last year. Asset Management income before income taxes was 12.2 billion yen, an increase of 52.4% from to the prior quarter and 133.6% from the same period last year.

Other income before income taxes was minus 1.8 billion yen. Total income before income taxes for all business segments was 147.9 billion yen, an increase of 82.0% from the prior quarter and 171.6% from the prior-year first quarter.

Financial Position

Total assets as of June 30, 2007, were 37.4 trillion yen, an increase of 1.5 trillion yen compared to March 31, 2007, reflecting primarily an increase in Securities borrowed. Total liabilities as of June 30, 2007, were 35.1 trillion yen, an increase of 1.4 trillion yen compared to March 31, 2007, mainly due to an increase in Trading liabilities. Total shareholders’ equity at June 30, 2007, was 2.3 trillion yen, an increase of 0.1 trillion yen compared to March 31, 2007, mainly due to an increase in Retained earnings.

Cash and cash equivalents as of June 30, 2007, increased by 19.7 billion yen compared to March 31, 2007. During the three months ended on June 30, 2007, Net cash used in operating activities amounted to 465.4 billion yen mainly due to an increase in Securities borrowed net of securities loaned. Net cash used in investing activities during the period was 79.1 billion yen, mainly due to Payments for purchases of office buildings, land, equipment and facilities, Increase in loans receivable at banks and Increase in non-trading debt securities. Net cash provided by financing activities during the period was 551.9 billion yen as a result of an increase in long term and short term borrowings.

Business Segment Results for the Three Months Ended June 30, 2007

Operating Results of Domestic Retail

	Billions of yen		% Change
	For the three months ended		(%)
	June 30, 2007 (2007.4.1~ 2007.6.30) (A)	March 31, 2007 (2007.1.1~ 2007.3.31) (B)	(A-B)/(B)
Net revenue	121.8	124.1	(1.8)
Non-interest expenses	71.3	80.8	(11.8)

Income before income taxes	50.6	43.3	16.8

Net revenue decreased 1.8% from the previous quarter to 121.8 billion yen. Non-interest expenses decreased 11.8% to 71.3 billion yen. Income before income taxes was 50.6 billion yen, up 16.8% compared to the prior quarter.

Sales of investment trusts remained strong and commissions for the distribution of investment trusts reached a record level since we started reporting results on a quarterly basis under U.S. GAAP in the year ended March 31, 2002. In addition, investment trust administration fees and other increased for the tenth straight quarter. Sales credit grew on the back of strong sales of structured bonds. Stock brokerage commissions, meanwhile, decreased due to a decline in equity agency transaction value.

Domestic Client Assets1 totaled 88.3 trillion yen as of June 30, 2007, a 3.1 trillion yen increase from the end of March 2007, while the number of client accounts with a balance reached 4 million. We are making steady progress towards our target of 100 trillion yen in Domestic Client Assets and 5 million accounts by the end of March 2010.

Operating Results of Global Markets

	Billions of yen		% Change
	For the three months ended		(%)
	June 30, 2007 (2007.4.1~ 2007.6.30) (A)	March 31, 2007 (2007.1.1~ 2007.3.31) (B)	(A-B)/(B)
Net revenue	108.9	94.6	15.1
Non-interest expenses	82.9	70.6	17.3

Income before income taxes	26.0	23.9	8.8

Net revenue increased 15.1% from the previous quarter to 108.9 billion yen. Non-interest expenses rose 17.3% to 82.9 billion yen. Income before income taxes increased 8.8% from the prior quarter to 26.0 billion yen.

In Fixed Income, in spite of the deterioration in the US RMBS market, record order flow for interest rate and currency-linked structured bonds led to an increase in net revenue compared to the prior quarter. In Equity, net revenue decreased from the prior quarter due to a decline in MPO trading revenue.

[1]	Domestic Client Assets is sum of assets under custody in Domestic Retail (including regional financial institutions) and the Financial Management Division.

Operating Results of Global Investment Banking

	Billions of yen		% Change
	For the three months ended		(%)
	June 30, 2007 (2007.4.1~ 2007.6.30) (A)	March 31, 2007 (2007.1.1~ 2007.3.31) (B)	(A-B)/(B)
Net revenue	36.7	26.6	38.1
Non-interest expenses	16.0	15.0	6.9

Income before income taxes	20.7	11.6	78.2

Net revenue increased 38.1% from the previous quarter to 36.7 billion yen. Non-interest expenses increased 6.9% to 16 billion yen, while income before income taxes increased 78.2% to 20.7 billion yen.

The equity underwriting business performed stronger than is normally seen for the first quarter, while M&A-related business enjoyed an increase in activity, and international operations contributed to revenue led by Europe, which has been the focus of a strategic build up. These factors combined to produce a record level of first-quarter net revenue since we started reporting results on a quarterly basis in the year ended March 31, 2002.

In equity financing, we acted as lead manager for such deals as a public offering by Daikin Industries and a secondary offering by Japan Petroleum Exploration. We ranked number one in the Equity and Equity-related (Japan) league table2 for the first half of CY2007.

In M&A, we acted as financial advisor on All Nippon Airways’ sale of its hotel business and the business restructuring of Jupiter TV by Sumitomo Corporation. We also ranked number one in the Any Japanese Involvement Financial Advisors league table2 for M&A Advisory during the first half of CY2007.

Internationally, we acted as global coordinator on Russia’s largest-ever IPO for PIK Group, a major Russian residential property developer, and acted as financial advisor to Vedanta Resources of the UK on its acquisition of an Indian iron ore company from Mitsui & Co.

[2]	Source: Thomson Financial

Operating Results of Global Merchant Banking

	Billions of yen		% Change
	For the three months ended		(%)
	June 30, 2007 (2007.4.1~ 2007.6.30) (A)	March 31, 2007 (2007.1.1~ 2007.3.31) (B)	(A-B)/(B)
Net revenue	43.4	(0.9)	—
Non-interest expenses	3.3	4.2	(21.5)

Income before income taxes	40.1	(5.2)	—

Net revenue increased 44.4 billion yen from the prior quarter to 43.4 billion yen. Non-interest expenses decreased 21.5% to 3.3 billion yen. Income before income taxes was increased 45.3 billion yen to 40.1 billion yen.

During the quarter, Deutsche Annington, an investee company of Terra Firma in Europe, and Wanbishi Archives, a Nomura Principal Finance investee company, were exited.

Operating Results of Asset Management

	Billions of yen		% Change
	For the three months ended		(%)
	June 30, 2007 (2007.4.1~ 2007.6.30) (A)	March 31, 2007 (2007.1.1~ 2007.3.31) (B)	(A-B)/(B)
Net revenue	26.4	24.1	9.7
Non-interest expenses	14.2	16.1	(11.6)

Income before income taxes	12.2	8.0	52.4

Net revenue increased 9.7% from the previous quarter to 26.4 billion yen, while non-interest expenses decreased 11.6% to 14.2 billion yen. Income before income taxes rose 52.4% to 12.2 billion yen.

Net assets in Japan’s publicly offered investment trust market grew to a record level during the quarter thanks to increasing demand for asset management products. In terms of Nomura products, we continued to see strong sales of funds offering frequent distributions such as the My Story Profit Distribution-type Fund. The Nomura Global Contrarian Fund and Nomura RAFI® Japan Equity Fund were newly-launched for distribution by Nomura Securities.

In the bank channel, sales of investment trusts that invest in REITs remained robust, and net assets increased in our Global High Income Stock Fund and Global Three Assets Balance Fund. Japan Post saw a steady increase in net assets for the Nomura Global Six Assets Diversified Fund and started selling the Nomura Asset Design Fund. In our investment advisory business, the balance of advisory contracts continued to increase steadily. As a result, total assets under management in Asset Management increased by 3.6 trillion yen from the end of March to a record 30.6 trillion yen.

Other Operating Results

	Billions of yen		% Change
	For the three months ended		(%)
	June 30, 2007 (2007.4.1~ 2007.6.30) (A)	March 31, 2007 (2007.1.1~ 2007.3.31) (B)	(A-B)/(B)
Net revenue	15.4	15.2	1.8
Non-interest expenses	17.2	15.6	10.1

Income(loss) before income taxes	(1.8)	(0.5)	—

Net revenue was 15.4 billion yen, up 1.8% from the prior quarter. Income before income taxes was minus 1.8 billion yen, a declined of 1.3 billion yen compared to the previous quarter.

Results for Fortress Investment Group, the US alternative asset manager in which we announced an investment in December 2006 and was listed on the New York Stock Exchange in February 2007, have been included from the first quarter under the equity method according to US GAAP. (Please refer to page 18 for details.)

Non-interest Expenses (Segment Total)

	Billions of yen		% Change
	For the three months ended		(%)
	June 30, 2007 (2007.4.1~ 2007.6.30) (A)	March 31, 2007 (2007.1.1~ 2007.3.31) (B)	(A-B)/(B)
Compensation and benefits	100.7	93.5	7.6
Commissions and floor brokerage	22.7	18.1	25.4
Information processing and communications	29.2	32.0	(8.7)
Occupancy and related depreciation	15.9	17.6	(9.4)
Business development expenses	8.8	10.4	(15.5)
Other	27.6	30.8	(10.2)

Non-Interest Expenses	204.9	202.3	1.2

Business segment non-interest expenses increased 1.2% from the prior quarter to 204.9 billion yen.

As our investment in Instinet was conducted on February 1, 2007, the prior quarter includes only two months of expenses related to Instinet. As such, commissions and floor brokerage for the first quarter increased 25.4% from the prior quarter to 22.7 billion yen.

NOMURA HOLDINGS, INC.

CONSOLIDATED INCOME STATEMENT INFORMATION

(UNAUDITED)

	Millions of yen		% Change	Millions of yen
	For the three months ended			For the year ended
	June 30, 2007 (A)	June 30, 2006 (B)	(A-B)/(B)	March 31, 2007
Revenue:
Commissions	112,962	79,579	41.9	337,458
Fees from investment banking	29,890	14,351	108.3	99,276
Asset management and portfolio service fees	47,311	29,732	59.1	145,977
Net gain on trading	99,683	55,770	78.7	290,008
Gain on private equity investments	45,819	9,784	368.3	47,590
Interest and dividends	294,697	207,860	41.8	981,344
(Loss) gain on investments in equity securities	(540)	(20,509)	—	(20,103)
Private equity entities product sales	36,479	20,985	73.8	100,126
Other	16,400	4,178	292.5	67,425

Total revenue	682,701	401,730	69.9	2,049,101
Interest expense	301,964	195,796	54.2	958,000

Net revenue	380,737	205,934	84.9	1,091,101

Non-interest expenses :
Compensation and benefits	105,571	82,768	27.6	345,936
Commissions and floor brokerage	23,011	10,255	124.4	50,812
Information processing and communications	29,332	23,167	26.6	109,987
Occupancy and related depreciation	17,442	14,442	20.8	61,279
Business development expenses	9,597	7,848	22.3	38,106
Private equity entities cost of goods sold	22,899	11,365	101.5	57,184
Other	30,051	22,685	32.5	106,039

	237,903	172,530	37.9	769,343

Income before income taxes	142,834	33,404	327.6	321,758
Income tax expense	66,092	13,266	398.2	145,930

Net income	76,742	20,138	281.1	175,828

Per share of common stock:

	Yen		% Change	Yen
Basic-
Net income	40.22	10.52	282.3	92.25

Diluted-
Net income	40.09	10.50	281.8	92.00

NOMURA HOLDINGS, INC.

CONSOLIDATED BALANCE SHEET INFORMATION

(UNAUDITED)

	Millions of yen
	June 30, 2007	March 31, 2007	June 30, 2006
ASSETS
Cash and cash deposits:
Cash and cash equivalents	429,774	410,028	436,101
Time deposits	515,757	546,682	477,997
Deposits with stock exchanges and other segregated cash	135,119	97,302	67,397

	1,080,650	1,054,012	981,495

Loans and receivables:
Loans receivable	1,261,701	935,711	679,770
Receivables from customers	39,040	47,518	39,922
Receivables from other than customers	770,737	637,209	663,309
Allowance for doubtful accounts	(2,269)	(2,027)	(2,923)

	2,069,209	1,618,411	1,380,078

Collateralized agreements:
Securities purchased under agreements to resell	8,049,668	8,061,805	7,631,140
Securities borrowed	10,898,493	9,776,422	6,850,531

	18,948,161	17,838,227	14,481,671

Trading assets and private equity investments*:
Trading assets	12,321,297	12,830,826	12,957,162
Private equity investments	357,948	347,394	287,535

	12,679,245	13,178,220	13,244,697

Other assets:
Office buildings, land, equipment and facilities (net of accumulated depreciation and amortization of ¥249,074 million at June 30, 2007, ¥249,592 million at March 31, 2007 and ¥214,376 million at June 30, 2006, respectively)	430,795	422,290	330,834
Non-trading debt securities*	288,297	255,934	260,158
Investments in equity securities*	191,915	195,238	210,714
Investments in and advances to affiliated companies*	449,577	441,536	225,235
Other	1,230,515	869,506	438,057

	2,591,099	2,184,504	1,464,998

Total assets	37,368,364	35,873,374	31,552,939

*	Including securities pledged as collateral

Note:	Reclassifications -

Certain prior period amounts have been reclassified to conform to the current period presentation.

NOMURA HOLDINGS, INC.

CONSOLIDATED BALANCE SHEET INFORMATION

(UNAUDITED)

	Millions of yen
	June 30, 2007	March 31, 2007	June 30, 2006
LIABILITIES AND SHAREHOLDERS’ EQUITY
Short-term borrowings	1,370,874	1,093,529	1,474,783
Payables and deposits:
Payables to customers	353,963	304,462	302,538
Payables to other than customers	565,861	623,143	884,259
Deposits received at banks	463,615	418,250	349,996

	1,383,439	1,345,855	1,536,793

Collateralized financing:
Securities sold under agreements to repurchase	12,105,010	11,874,697	10,694,380
Securities loaned	5,589,077	7,334,086	5,099,776
Other secured borrowings	1,103,900	1,390,473	516,051

	18,797,987	20,599,256	16,310,207

Trading liabilities	6,984,916	4,800,403	5,719,121
Other liabilities	1,190,306	845,522	470,991
Long-term borrowings	5,356,492	5,002,890	3,964,290

Total liabilities	35,084,014	33,687,455	29,476,185

Shareholders’ equity:
Common stock
Authorized - 6,000,000,000 shares Issued - 1,965,919,860 shares at June 30, 2007, March 31, 2007 and June 30, 2006 respectively
Outstanding - 1,908,390,828 shares at June 30, 2007, 1,907,049,871 shares at March 31, 2007 and 1,905,822,324 shares at June 30, 2006	182,800	182,800	182,800
Additional paid-in capital	166,891	165,496	160,694
Retained earnings	1,972,728	1,910,978	1,823,928
Accumulated other comprehensive (loss) income	40,118	6,613	(9,130)

	2,362,537	2,265,887	2,158,292
Common stock held in treasury, at cost - 57,529,032 shares, 58,869,989 shares and 60,097,536 shares at June 30, 2007, March 31, 2007 and June 30, 2006 respectively	(78,187)	(79,968)	(81,538)

Total shareholders’ equity	2,284,350	2,185,919	2,076,754

Total liabilities and shareholders’ equity	37,368,364	35,873,374	31,552,939

Note:	Reclassifications -

Certain prior period amounts have been reclassified to conform to the current period presentation.

NOMURA HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(UNAUDITED)

	Millions of yen
	For the three months ended	For the year ended	For the three months ended
	June 30, 2007	March 31, 2007	June 30, 2006
Common stock
Balance at beginning of year	182,800	182,800	182,800

Balance at end of year	182,800	182,800	182,800

Additional paid-in capital
Balance at beginning of year	165,496	159,527	159,527
Loss on sales of treasury stock	(1,458)	(556)	(470)
Issuance of common stock options	2,853	6,525	1,637

Balance at end of year	166,891	165,496	160,694

Retained earnings
Balance at beginning of year	1,910,978	1,819,037	1,819,037
Net income	76,742	175,828	20,138
Cash dividends	(16,221)	(83,887)	(15,247)
Adjustments to initially apply FIN 48	1,266	—	—
Loss on sales of treasury stock	(37)	—	—

Balance at end of year	1,972,728	1,910,978	1,823,928

Accumulated other comprehensive income
Cumulative translation adjustments
Balance at beginning of year	36,889	(1,129)	(1,129)
Net change during the year	33,658	38,018	6,025

Balance at end of year	70,547	36,889	4,896

Defined benefit pension plans
Balance at beginning of year	(30,276)	(14,096)	(14,096)
Pension liability adjustment	(153)	(387)	70
Adjustments to initially apply SFAS 158(1)	—	(15,793)	—

Balance at end of year	(30,429)	(30,276)	(14,026)

Balance at end of year	40,118	6,613	(9,130)

Common stock held in treasury
Balance at beginning of year	(79,968)	(82,812)	(82,812)
Repurchases of common stock	(56)	(204)	(34)
Sale of common stock	12	25	12
Common stock issued to employees	1,825	2,910	1,316
Other net change in treasury stock	0	113	(20)

Balance at end of year	(78,187)	(79,968)	(81,538)

Total shareholders’ equity
Balance at end of year	2,284,350	2,185,919	2,076,754

(1)	For the initial year of application, the adjustments are not reflected on the consolidated comprehensive income.

Note:	Reclassifications -

Certain prior period amounts have been reclassified to conform to the current period presentation.

NOMURA HOLDINGS, INC.

CONSOLIDATED INFORMATION OF CASH FLOWS

(UNAUDITED)

	Millions of yen
	For the three months ended		For the year ended
	June 30, 2007	June 30, 2006	March 31, 2007
Cash flows from operating activities:
Net income	76,742	20,138	175,828
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization	15,736	12,135	50,432
Loss on investments in equity securities	540	20,509	20,103
Changes in operating assets and liabilities:
Time deposits	56,896	47,941	24,395
Deposits with stock exchanges and other segregated cash	(33,833)	(21,644)	(30,186)
Trading assets and private equity investments	956,769	485,249	1,039,123
Trading liabilities	1,986,414	(843,647)	(1,986,980)
Securities purchased under agreements to resell, net of securities sold under agreements to repurchase	70,803	596,750	1,243,337
Securities borrowed, net of securities loaned	(2,799,993)	526,758	(177,234)
Other secured borrowings	(286,606)	(2,484,996)	(1,612,879)
Loans and receivables, net of allowance	(279,154)	21,931	95,843
Payables	(93,713)	329,657	(154,665)
Other, net	(135,951)	(235,696)	(314,273)

Net cash used in operating activities	(465,350)	(1,524,915)	(1,627,156)

Cash flows from investing activities:
Payments for purchases of office buildings, land, equipment and facilities	(22,804)	(12,445)	(101,784)
Proceeds from sales of office buildings, land, equipment and facilities	1,189	65	634
Payments for purchases of investments in equity securities	(500)	(24)	(9,284)
Proceeds from sales of investments in equity securities	3,596	203	25,109
Increase in Loans receivable at banks, net	(37,608)	(32,562)	(73,611)
Increase in non-trading debt securities, net	(31,428)	(40,395)	(37,861)
Other, net	8,448	(1,654)	(337,016)

Net cash used in investing activities	(79,107)	(86,812)	(533,813)

Cash flows from financing activities:
Increase in long-term borrowings	801,569	486,299	2,736,688
Decrease in long-term borrowings	(495,901)	(118,548)	(1,451,500)
Increase in short-term borrowings, net	250,192	782,262	377,788
Increase (decrease) in deposits received at banks, net	33,901	(26,152)	17,947
Proceeds from sales of common stock	342	858	2,379
Payments for repurchases of common stock	(56)	(34)	(204)
Payments for cash dividends	(38,164)	(68,620)	(114,395)

Net cash provided by financing activities	551,883	1,056,065	1,568,703

Effect of exchange rate changes on cash and cash equivalents	12,320	(198)	10,333

Net increase (decrease) in cash and cash equivalents	19,746	(555,860)	(581,933)
Cash and cash equivalents at beginning of the period	410,028	991,961	991,961

Cash and cash equivalents at end of the period	429,774	436,101	410,028

Note:	Reclassifications -

All prior year amounts have been reclassified to conform to the current year presentation.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION

(UNAUDITED)

1.	Summary of accounting policies:

Basis of presentation —

The consolidated financial information herein has been prepared in accordance with Nomura’s accounting policies which are disclosed in the notes of Nomura Holdings, Inc.’s Annual Securities Report (the annual report filed in Japan on June 28, 2007) and Form 20-F (the annual report filed with the U.S. Securities and Exchange Commission on July 12, 2007) for the year ended March 31, 2007.

Presentations of significant changes in accounting principles are as follows:

Accounting for uncertainty in income taxes —

Nomura adopted Financial Accounting Standards Board (“FASB”) Interpretation No.48, “Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109” on April 1, 2007. In accordance with this standard, the adjusted amount due to the initial adoption was recorded in the retained earnings.

2.	Segment Information-Operating segment:

The following table shows business segment information and reconciliation items to the consolidated income statement information.

	Millions of yen		% Change	Millions of yen
	For the three months ended			For the year ended
	June 30, 2007 (A)	June 30, 2006 (B)	(A-B)/(B)	March 31, 2007
(1) Net revenue
Business segment information:
Domestic Retail	121,840	105,609	15.4	440,118
Global Markets	108,909	68,899	58.1	290,028
Global Investment Banking	36,740	18,808	95.3	99,187
Global Merchant Banking	43,407	12,123	258.1	64,969
Asset Management	26,407	17,636	49.7	90,106

Sub Total	337,303	223,075	51.2	984,408
Other	15,429	(13,301)	—	73,338

Net revenue	352,732	209,774	68.1	1,057,746

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	(2,647)	(20,649)	—	(38,232)
Effect of consolidation/deconsolidation of certain private equity investee companies	30,652	16,809	82.4	71,587

Net revenue	380,737	205,934	84.9	1,091,101

(2) Non-interest expense
Business segment information:
Domestic Retail	71,285	63,070	13.0	279,253
Global Markets	82,866	54,573	51.8	231,222
Global Investment Banking	16,003	13,237	20.9	54,783
Global Merchant Banking	3,306	2,326	42.1	12,153
Asset Management	14,208	12,413	14.5	53,649

Sub Total	187,668	145,619	28.9	631,060
Other	17,194	9,706	77.1	49,397

Non-interest expense	204,862	155,325	31.9	680,457

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	—	—	—	—
Effect of consolidation/deconsolidation of certain private equity investee companies	33,041	17,205	92.0	88,886

Non-interest expenses	237,903	172,530	37.9	769,343

(3) Income (loss) before income taxes
Business segment information:
Domestic Retail	50,555	42,539	18.8	160,865
Global Markets	26,043	14,326	81.8	58,806
Global Investment Banking	20,737	5,571	272.2	44,404
Global Merchant Banking	40,101	9,797	309.3	52,816
Asset Management	12,199	5,223	133.6	36,457

Sub Total	149,635	77,456	93.2	353,348
Other *	(1,765)	(23,007)	—	23,941

Income before income taxes	147,870	54,449	171.6	377,289

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	(2,647)	(20,649)	—	(38,232)
Effect of consolidation/deconsolidation of certain private equity investee companies	(2,389)	(396)	—	(17,299)

Income before income taxes	142,834	33,404	327.6	321,758

*	The major components

Transactions between operating segments are recorded within segment results on commercial terms and conditions and are eliminated in “Other.”

The following table presents the major components of income/(loss) before income taxes in “Other.”

	Millions of yen		% Change	Millions of yen
	For the three months ended			For the year ended
	June 30, 2007 (A)	June 30, 2006 (B)	(A-B)/(B)	March 31, 2007
Net gain/loss on trading related to economic hedging transactions	(14,425)	(11,382)	—	(38,383)
Realized gain on investments in equity securities held for operating purposes	2,107	140	1,405.0	18,129
Equity in earnings of affiliates	5,105	3,309	54.3	53,169
Corporate items	(9,687)	(7,163)	—	(11,111)
Others	15,135	(7,911)	—	2,137

Total	(1,765)	(23,007)	—	23,941

3.	Other:

The consolidated financial information herein does not include all footnotes required under US GAAP.

Supplemental Consolidated Financial Information

(Unaudited)

This supplemental information (Unaudited) contains the following items.

•	Quarterly Results - Consolidated Income Statement

•	Quarterly Results - Business Segment

•	Commissions/fees received and Net gain on trading

•	Consolidated Income Statement Information

•	Business segment information

•	Reconciliation items of the business segment information to the consolidated income statement information

NOMURA HOLDINGS, INC.

CONSOLIDATED INCOME STATEMENT INFORMATION

(UNAUDITED)

	Millions of yen					% Change
	For the three months ended
	June 30, 2006	September 30, 2006	December 31, 2006	March 31, 2007(A)	June 30, 2007(B)	(B-A)/(A)
Revenue:
Commissions	79,579	66,063	84,190	107,626	112,962	5.0
Fees from investment banking	14,351	26,901	32,317	25,707	29,890	16.3
Asset management and portfolio service fees	29,732	35,476	36,730	44,039	47,311	7.4
Net gain on trading	55,770	47,542	89,152	97,544	99,683	2.2
Gain on private equity investments	9,784	27,511	10,224	71	45,819	64,433.8
Interest and dividends	207,860	232,311	262,928	278,245	294,697	5.9
(Loss) gain on investments in equity securities	(20,509)	(44)	(154)	604	(540)	—
Private equity entities product sales	20,985	21,720	28,778	28,643	36,479	27.4
Other	4,178	11,734	45,371	6,142	16,400	167.0

Total revenue	401,730	469,214	589,536	588,621	682,701	16.0
Interest expense	195,796	218,236	266,625	277,343	301,964	8.9

Net revenue	205,934	250,978	322,911	311,278	380,737	22.3

Non-interest expenses:
Compensation and benefits	82,768	79,060	86,679	97,429	105,571	8.4
Commissions and floor brokerage	10,255	10,335	12,004	18,218	23,011	26.3
Information processing and communications	23,167	27,434	27,296	32,090	29,332	(8.6)
Occupancy and related depreciation	14,442	13,743	14,596	18,498	17,442	(5.7)
Business development expenses	7,848	9,810	9,234	11,214	9,597	(14.4)
Private equity entities cost of goods sold	11,365	11,843	17,417	16,559	22,899	38.3
Other	22,685	25,666	23,577	34,111	30,051	(11.9)

	172,530	177,891	190,803	228,119	237,903	4.3

Income before income taxes	33,404	73,087	132,108	83,159	142,834	71.8
Income tax expense	13,266	29,560	53,031	50,073	66,092	32.0

Net income	20,138	43,527	79,077	33,086	76,742	131.9

	Yen					% Change
Per share of common stock:
Basic-
Net income	10.52	22.84	41.48	17.35	40.22	131.8

Diluted-
Net income	10.50	22.78	41.38	17.31	40.09	131.6

NOMURA HOLDINGS, INC.

SUPPLEMENTARY INFORMATION

(UNAUDITED)

Business Segment Information - Quarterly Results

The following table shows quarterly business segment information and reconciliation items to the consolidated income statement.

	Millions of yen					% Change
	For the three months ended
	June 30, 2006	September 30, 2006	December 31, 2006	March 31, 2007 (A)	June 30, 2007(B)	(B-A)/(A)
(1) Net revenue
Business segment information:
Domestic Retail	105,609	94,518	115,882	124,109	121,840	(1.8)
Global Markets	68,899	48,475	78,068	94,586	108,909	15.1
Global Investment Banking	18,808	29,688	24,088	26,603	36,740	38.1
Global Merchant Banking	12,123	44,541	9,249	(944)	43,407	—
Asset Management	17,636	23,854	24,543	24,073	26,407	9.7

Sub Total	223,075	241,076	251,830	268,427	337,303	25.7
Other	(13,301)	14,649	56,830	15,160	15,429	1.8

Net revenue	209,774	255,725	308,660	283,587	352,732	24.4

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	(20,649)	(4,802)	(13,107)	326	(2,647)	—
Effect of consolidation/deconsolidation of certain private equity investee companies	16,809	55	27,358	27,365	30,652	12.0

Net revenue	205,934	250,978	322,911	311,278	380,737	22.3

(2) Non-interest expense
Business segment information:
Domestic Retail	63,070	66,347	69,012	80,824	71,285	(11.8)
Global Markets	54,573	52,075	53,928	70,646	82,866	17.3
Global Investment Banking	13,237	13,416	13,164	14,966	16,003	6.9
Global Merchant Banking	2,326	3,058	2,555	4,214	3,306	(21.5)
Asset Management	12,413	12,787	12,382	16,067	14,208	(11.6)

Sub Total	145,619	147,683	151,041	186,717	187,668	0.5
Other	9,706	10,350	13,720	15,621	17,194	10.1

Non-interest expense	155,325	158,033	164,761	202,338	204,862	1.2

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	—	—	—	—	—	—
Effect of consolidation/deconsolidation of certain private equity investee companies	17,205	19,858	26,042	25,781	33,041	28.2

Non-interest expenses	172,530	177,891	190,803	228,119	237,903	4.3

(3) Income (loss) before income taxes
Business segment information:
Domestic Retail	42,539	28,171	46,870	43,285	50,555	16.8
Global Markets	14,326	(3,600)	24,140	23,940	26,043	8.8
Global Investment Banking	5,571	16,272	10,924	11,637	20,737	78.2
Global Merchant Banking	9,797	41,483	6,694	(5,158)	40,101	—
Asset Management	5,223	11,067	12,161	8,006	12,199	52.4

Sub Total	77,456	93,393	100,789	81,710	149,635	83.1
Other *	(23,007)	4,299	43,110	(461)	(1,765)	—

Income before income taxes	54,449	97,692	143,899	81,249	147,870	82.0

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	(20,649)	(4,802)	(13,107)	326	(2,647)	—
Effect of consolidation/deconsolidation of certain private equity investee companies	(396)	(19,803)	1,316	1,584	(2,389)	—

Income before income taxes	33,404	73,087	132,108	83,159	142,834	71.8

*	The major components

Transactions between operating segments are recorded within segment results on commercial terms and conditions and are eliminated in “Other.”

The following table presents the major components of income/(loss) before income taxes in “Other”.

	Millions of yen					% Change
	For the three months ended
	June 30, 2006	September 30, 2006	December 31, 2006	March 31, 2007 (A)	June 30, 2007 (B)	(B-A)/(A)
Net gain/loss on trading related to economic hedging transactions	(11,382)	(14,036)	(11,865)	(1,100)	(14,425)	—
Realized gain on investments in equity securities held for operating purposes	140	4,758	12,953	278	2,107	657.9
Equity in earnings of affiliates	3,309	6,136	38,983	4,741	5,105	7.7
Corporate items	(7,163)	3,707	(5,900)	(1,755)	(9,687)	—
Others	(7,911)	3,734	8,939	(2,625)	15,135	—

Total	(23,007)	4,299	43,110	(461)	(1,765)	—

NOMURA HOLDINGS, INC.

SUPPLEMENTARY INFORMATION

(UNAUDITED)

“Commissions/fees received” and “Net gain on trading” consists of the following:

Commissions/fees received

	Millions of yen					% Change	% Change
	For the three months ended
	June 30, 2006(C)	September 30, 2006	December 31, 2006	March 31, 2007(A)	June 30, 2007(B)	(B-A)/(A)	(B-C)/(C)
Commissions	79,579	66,063	84,190	107,626	112,962	5.0	41.9

Brokerage Commissions	44,554	32,599	41,951	59,259	64,169	8.3	44.0
Commissions for Distribution of Investment Trust	25,850	23,122	32,960	38,519	39,172	1.7	51.5
Fees from Investment Banking	14,351	26,901	32,317	25,707	29,890	16.3	108.3

Underwriting and Distribution	9,151	20,360	26,123	16,254	10,469	(35.6)	14.4
M&A / Financial Advisory Fees	5,178	6,360	6,084	9,082	18,187	100.3	251.2
Asset Management and Portfolio Service Fees	29,732	35,476	36,730	44,039	47,311	7.4	59.1

Asset Management Fees	26,179	31,758	32,842	39,470	42,904	8.7	63.9
Total	123,662	128,440	153,237	177,372	190,163	7.2	53.8

Net gain on trading
Merchant Banking	(2,643)	445	197	(458)	170	—	—
Equity Trading	31,724	12,684	28,919	64,268	51,696	(19.6)	63.0
Fixed Income and Other Trading	26,689	34,413	60,036	33,734	47,817	41.7	79.2

Total	55,770	47,542	89,152	97,544	99,683	2.2	78.7

Consolidated Income Statement Information:

US GAAP Figures

	Millions of yen					% Change	% Change
	For the three months ended					(B-A)/(A)	(B-C)/(C)
	June 30, 2006 (C)	September 30, 2006	December 31, 2006	March 31, 2007 (A)	June 30, 2007 (B)
Revenue:
Commissions	79,579	66,063	84,190	107,626	112,962	5.0	41.9
Fees from investment banking	14,351	26,901	32,317	25,707	29,890	16.3	108.3
Asset management and portfolio service fees	29,732	35,476	36,730	44,039	47,311	7.4	59.1
Net gain on trading	55,770	47,542	89,152	97,544	99,683	2.2	78.7
Gain on private equity investments	9,784	27,511	10,224	71	45,819	64,433.8	368.3
Interest and dividends	207,860	232,311	262,928	278,245	294,697	5.9	41.8
(Loss) gain on investments in equity securities	(20,509)	(44)	(154)	604	(540)	—	—
Private equity entities product sales	20,985	21,720	28,778	28,643	36,479	27.4	73.8
Other	4,178	11,734	45,371	6,142	16,400	167.0	292.5

Total revenue	401,730	469,214	589,536	588,621	682,701	16.0	69.9
Interest expense	195,796	218,236	266,625	277,343	301,964	8.9	54.2

Net revenue	205,934	250,978	322,911	311,278	380,737	22.3	84.9

Non-interest expenses:
Compensation and benefits	82,768	79,060	86,679	97,429	105,571	8.4	27.6
Commissions and floor brokerage	10,255	10,335	12,004	18,218	23,011	26.3	124.4
Information processing and communications	23,167	27,434	27,296	32,090	29,332	(8.6)	26.6
Occupancy and related depreciation	14,442	13,743	14,596	18,498	17,442	(5.7)	20.8
Business development expenses	7,848	9,810	9,234	11,214	9,597	(14.4)	22.3
Private equity entities cost of goods sold	11,365	11,843	17,417	16,559	22,899	38.3	101.5
Other	22,685	25,666	23,577	34,111	30,051	(11.9)	32.5

	172,530	177,891	190,803	228,119	237,903	4.3	37.9

Income before income taxes	33,404	73,087	132,108	83,159	142,834	71.8	327.6

Business segment information :

Total of business segments

	Millions of yen					% Change	% Change
	For the three months ended					(B-A)/(A)	(B -C)/(C)
	June 30, 2006 (C)	September 30, 2006	December 31, 2006	March 31, 2007 (A)	June 30, 2007 (B)
Revenue:
Commissions	79,579	67,931	84,185	108,649	112,953	4.0	41.9
Fees from investment banking	14,351	26,901	32,317	25,707	29,890	16.3	108.3
Asset management and portfolio service fees	29,732	35,476	36,730	44,039	47,311	7.4	59.1
Net gain on trading	55,770	47,542	89,152	97,544	99,683	2.2	78.7
Gain on private equity investments	15,059	46,206	11,456	759	51,754	6,718.7	243.7
Interest and dividends	207,837	232,258	262,900	278,188	294,555	5.9	41.7
Gain on investments in equity securities	140	4,758	12,953	278	2,107	657.9	1,405.0
Private equity entities product sales	—	—	—	—	—	—	—
Other	2,996	12,786	45,459	5,625	16,310	190.0	444.4

Total revenue	405,464	473,858	575,152	560,789	654,563	16.7	61.4
Interest expense	195,690	218,133	266,492	277,202	301,831	8.9	54.2

Net revenue	209,774	255,725	308,660	283,587	352,732	24.4	68.1

Non-interest expenses:
Compensation and benefits	79,461	75,244	82,760	93,537	100,653	7.6	26.7
Commissions and floor brokerage	9,819	10,119	11,756	18,086	22,684	25.4	131.0
Information processing and communications	23,005	27,326	27,169	31,966	29,188	(8.7)	26.9
Occupancy and related depreciation	13,409	12,862	13,542	17,564	15,917	(9.4)	18.7
Business development expenses	7,225	9,196	8,438	10,432	8,810	(15.5)	21.9
Private equity entities cost of goods sold	—	—	—	—	—	—	—
Other	22,406	23,286	21,096	30,753	27,610	(10.2)	23.2

	155,325	158,033	164,761	202,338	204,862	1.2	31.9

Income before income taxes	54,449	97,692	143,899	81,249	147,870	82.0	171.6

Reconciliation items of the business segment information to the consolidated income statement information:

Effect of consolidation/deconsolidation of private equity investee companies and unrealized loss/gain on investments in equity securities held for operating purposes

	Millions of yen					% Change	% Change
	For the three months ended					(B-A)/(A)	(B-C)/(C)
	June 30, 2006 (C)	September 30, 2006	December 31, 2006	March 31, 2007 (A)	June 30, 2007 (B)
Revenue:
Commissions	—	(1,868)	5	(1,023)	9	—	—
Fees from investment banking	—	—	—	—	—	—	—
Asset management and portfolio service fees	—	—	—	—	—	—	—
Net gain on trading	—	—	—	—	—	—	—
Loss on private equity investments	(5,275)	(18,695)	(1,232)	(688)	(5,935)	—	—
Interest and dividends	23	53	28	57	142	149.1	517.4
(Loss) gain on investments in equity securities	(20,649)	(4,802)	(13,107)	326	(2,647)	—	—
Private equity entities product sales	20,985	21,720	28,778	28,643	36,479	27.4	73.8
Other	1,182	(1,052)	(88)	517	90	(82.6)	(92.4)

Total revenue	(3,734)	(4,644)	14,384	27,832	28,138	1.1	—
Interest expense	106	103	133	141	133	(5.7)	25.5

Net revenue	(3,840)	(4,747)	14,251	27,691	28,005	1.1	—

Non-interest expenses:
Compensation and benefits	3,307	3,816	3,919	3,892	4,918	26.4	48.7
Commissions and floor brokerage	436	216	248	132	327	147.7	(25.0)
Information processing and communications	162	108	127	124	144	16.1	(11.1)
Occupancy and related depreciation	1,033	881	1,054	934	1,525	63.3	47.6
Business development expenses	623	614	796	782	787	0.6	26.3
Private equity entities cost of goods sold	11,365	11,843	17,417	16,559	22,899	38.3	101.5
Other	279	2,380	2,481	3,358	2,441	(27.3)	774.9

	17,205	19,858	26,042	25,781	33,041	28.2	92.0

Income before income taxes	(21,045)	(24,605)	(11,791)	1,910	(5,036)	—	—

Unconsolidated Financial Information of Major Consolidated Entities

(UNAUDITED)

The unconsolidated financial information, prepared under Japanese GAAP, is presented for the following entities;

- Nomura Holdings, Inc. Financial Information (Parent Company Only)

- Nomura Securities Co., Ltd. Financial Information

*	The amounts are rounded to the nearest million.

NOMURA HOLDINGS, INC. (PARENT COMPANY ONLY)

INCOME STATEMENT INFORMATION

	Millions of yen
	For the three months ended		Comparison (A-B)/(B)(%)	For the year ended March 31, 2007
	June 30, 2007 (A)	June 30, 2006 (B)
Operating revenue	272,528	210,983	29.2	340,886
Operating expenses	39,114	26,187	49.4	135,528

Operating income	233,414	184,796	26.3	205,358

Non-operating income	1,863	1,372	35.8	3,616
Non-operating expenses	201	244	(17.5)	1,753

Ordinary income	235,075	185,924	26.4	207,221

Special profits	3,544	142	—	16,327
Special losses	71,821	22	—	67,436

Income before income taxes	166,799	186,043	(10.3)	156,112

Income taxes - current	4,131	2,174	90.0	12,501
Income taxes - deferred	(31)	1,274	—	(14,623)

Net income	162,699	182,595	(10.9)	158,235

NOMURA HOLDINGS, INC. (PARENT COMPANY ONLY)

BALANCE SHEET INFORMATION

	Millions of yen
	June 30, 2007	June 30, 2006	March 31, 2007
Assets
Current Assets	2,400,230	1,992,512	2,249,934
Fixed Assets	2,101,923	1,821,184	2,188,105

Total Assets	4,502,153	3,813,696	4,438,039

Liabilities
Current Liabilities	1,921,591	1,755,967	1,996,756
Long-term Liabilities	983,584	510,668	965,955

Total Liabilities	2,905,175	2,266,635	2,962,711

Net Assets
Shareholders’ equity	1,532,723	1,476,687	1,407,903
Valuation and translation adjustments	61,178	70,283	66,201
Subscription rights to shares	3,076	91	1,224

Total Net Assets	1,596,978	1,547,061	1,475,328

Total Liabilities and Net Assets	4,502,153	3,813,696	4,438,039

NOMURA HOLDINGS, INC. (PARENT COMPANY ONLY)

STATEMENT OF CHANGES IN NET ASSETS

(April 1,2007-June 30,2007)

	Millions of yen
	Shareholders’ equity	Valuation and translation adjustments	Subscription rights to shares	Total net assets
Balance at March 31, 2007	1,407,903	66,201	1,224	1,475,328
Cash dividends	(38,164)			(38,164)
Net income	162,699			162,699
Purchases of treasury stock	(56)			(56)
Disposal of treasury stock	342			342
Other-net		(5,023)	1,852	(3,171)
Change in the term	124,820	(5,023)	1,852	121,649
Balance at June 30, 2007	1,532,723	61,178	3,076	1,596,978

NOMURA SECURITIES CO., LTD.

INCOME STATEMENT INFORMATION

	Millions of yen
	For the three months ended		Comparison (A-B)/(B)(%)	For the year ended March 31, 2007(C)	Comparison (A*4-C)/(C) (%)
	June 30, 2007 (A)	June 30, 2006 (B)
Operating revenue	252,044	164,748	53.0	770,358	30.9

Commissions	122,458	93,501	31.0	423,247	15.7
Net gain on trading	77,896	38,521	102.2	214,667	45.1
Net gain on other inventories	2	5	(51.7)	12	(19.6)
Interest and dividend income	51,687	32,720	58.0	132,431	56.1

Interest expenses	34,446	21,984	56.7	85,940	60.3

Net operating revenue	217,598	142,764	52.4	684,418	27.2

Selling, general and administrative expenses	111,461	94,917	17.4	417,911	6.7

Operating income	106,137	47,847	121.8	266,507	59.3

Non-operating income	500	198	153.0	2,021	(0.9)
Non-operating expenses	438	445	(1.7)	1,828	(4.3)

Ordinary income	106,200	47,599	123.1	266,699	59.3

Special profits	265	37	608.8	643	65.2
Special losses	316	279	12.9	1,241	1.7

Income before income taxes	106,150	47,357	124.1	266,101	59.6

Income taxes - current	36,757	2,772	1,226.0	115,489	27.3
Income taxes - deferred	5,981	16,172	(63.0)	(90)	—

Net income	63,412	28,414	123.2	150,702	68.3

NOMURA SECURITIES CO., LTD.

BALANCE SHEET INFORMATION

	Millions of yen
	June 30, 2007	June 30, 2006	March 31, 2007
Assets
Current Assets:	11,405,921	12,169,873	12,570,606

Trading Assets	4,655,989	5,454,380	5,023,167
Loans with securities as collateral	5,709,440	6,023,554	6,903,525
Other	1,040,492	691,940	643,913

Fixed Assets	70,324	63,053	61,787

Total Assets	11,476,244	12,232,926	12,632,393

Liabilities and Shareholder’s Equity
Liabilities
Current Liabilities:	10,110,666	10,769,849	11,033,512

Trading liabilities	3,359,425	3,032,638	2,090,611
Borrowings with securities as collateral	3,219,980	4,401,697	5,497,684
Other	3,531,261	3,335,514	3,445,217

Long-term Liabilities	538,695	620,763	633,608

Statutory Reserves	4,661	3,384	4,346

Total Liabilities	10,654,022	11,393,995	11,671,466

Shareholder’s equity	820,771	836,481	958,769
Valuation and translation adjustments	1,451	2,450	2,157

Total Net Assets	822,222	838,931	960,926

Total Liabilities and Net Assets	11,476,244	12,232,926	12,632,393

NOMURA SECURITIES CO., LTD.

SUPPLEMENTARY INFORMATION

1. Commission Revenues

(1) Breakdown by Category

	(Millions of yen except percentages)
	Three Months Ended		Comparison (A-B)/(B)(%)	Year Ended March 31, 2007
	June 30, 2007 (A)	June 30, 2006 (B)
Brokerage commissions	33,464	37,414	(10.6)%	133,648

(Stocks)	32,670	34,882	(6.3)	127,751
Underwriting commissions	6,374	5,573	14.4	49,253

(Stocks)	5,257	4,956	6.1	41,744
(Bonds)	1,117	617	81.2	7,487
Distribution commissions	39,978	26,737	49.5	124,040

(Investment trust certificates)	39,150	25,815	51.7	120,333
Other commissions	42,642	23,778	79.3	116,306

(Investment trust certificates)	14,838	10,211	45.3	52,374

Total	122,458	93,501	31.0	423,247

(2) Breakdown by Product

	(Millions of yen except percentages)
	Three Months Ended		Comparison (A-B)/(B)(%)	Year Ended March 31, 2007
	June 30, 2007 (A)	June 30, 2006 (B)
Stocks	39,420	40,682	(3.1)%	177,416
Bonds	2,838	2,538	11.8	16,130
Investment trust certificates	54,656	38,462	42.1	177,789
Others	25,544	11,819	116.1	51,912

Total	122,458	93,501	31.0	423,247

2. Net Gain on Trading

	(Millions of yen except percentages)
	Three Months Ended		Comparison (A-B)/(B)(%)	Year Ended March 31, 2007
	June 30, 2007 (A)	June 30, 2006 (B)
Stocks	13,245	20,108	(34.1)%	75,445
Bonds and forex	64,651	18,413	251.1	139,222

Total	77,896	38,521	102.2	214,667

NOMURA SECURITIES CO., LTD.

SUPPLEMENTARY INFORMATION

3. Stock Trading (excluding futures transactions)

	(Millions of shares or yen except per share data and percentages)
	Three Months Ended				Comparison (A-B)/(B)(%)		Year Ended March 31, 2007
	June 30, 2007 (A)		June 30, 2006 (B)
	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount
Total	19,968	30,294,565	17,896	27,683,651	11.6%	9.4%	71,790	105,345,875

(Brokerage)	12,210	17,902,791	11,118	17,026,314	9.8	5.1	44,825	64,332,556
(Proprietary Trading)	7,758	12,391,773	6,778	10,657,337	14.5	16.3	26,966	41,013,320

Brokerage / Total	61.1%	59.1%	62.1%	61.5%			62.4%	61.1%

TSE Share	6.3%	7.2%	6.4%	7.1%			6.4%	7.0%

Brokerage Commission per share (yen)	2.65		3.11				2.83

4. Underwriting, Subscription, and Distribution

	(Millions of shares or yen except percentages)
	Three Months Ended		Comparison (A-B)/(B)(%)	Year Ended March 31, 2007
	June 30, 2007 (A)	June 30, 2006 (B)
Underwriting
Stocks (number of shares)	21	28	(22.7)%	466
(yen amount)	116,375	259,456	(55.1)	1,119,862
Bonds (face value)	1,906,052	1,379,246	38.2	6,509,676
Investment trust certificates (yen amount)	—	—	—	—
Beneficial interest (face value)	—	—	—	132,868

Subscripition and Distribution*
Stocks (number of shares)	144	31	360.8	1,023
(yen amount)	171,208	280,625	(39.0)	1,263,720
Bonds (face value)	1,033,722	885,914	16.7	3,894,257
Investment trust certificates (yen amount)	6,274,150	4,963,785	26.4	21,430,501
Beneficial interest (face value)	—	—	—	52,800

*	Includes secondary offering and private placement.

5. Capital Adequacy Ratio

			(Millions of yen except percentages)
			June 30, 2007	June 30, 2006	March 31, 2007
Tier I		(A)	820,770	836,480	757,358
Tier II	Valuation and translation adjustments		1,451	2,450	2,157
	Statutory reserves		4,661	3,384	4,345
	Allowance for doubtful accounts		96	22	46
	Subordinated debt		310,000	310,000	310,000

	Total	(B)	316,209	315,857	316,549

Illiquid Asset		(C)	165,354	154,561	154,421

Net Capital		(A) + (B) - (C) = (D)	971,624	997,776	919,486

Risk	Market risk		63,531	58,321	53,129
	Counterparty risk		249,849	210,548	253,360
	Basic risk		121,799	106,700	116,905
	Total	(E)	435,181	375,571	423,396

Capital Adequacy Ratio		(D)/(E)	223.2%	265.6%	217.1%

News Release

Nomura Reports First Quarter Financial Results

Tokyo, July 25, 2007—Nomura Holdings, Inc. today reported consolidated financial results for the first quarter of the fiscal year ending March 31, 2008.

Net revenue for the first quarter was 380.7 billion yen (US$3.1billion)1, a 22.3% increase from the prior quarter and 84.9% year-on-year increase. Income before income taxes jumped 71.8% from the prior quarter to 142.8 billion yen (US$1.2 billion), a more than fourfold increase over the same period last year. Net income more than doubled quarter-on-quarter to 76.7 billion yen (US$622 million), an increase of 3.8 times compared to the prior year. ROE for the first quarter was 13.7%.

“All five business divisions performed well during the first quarter. We are currently undertaking a thorough review of our US operations and remain focused on achieving our overall management objectives,” said Nobuyuki Koga, Nomura President and CEO.

The first quarter dividend will be 8.5 yen per share, in line with the target dividend previously announced. Payment of the dividend is planned for September 1, 2007. As September 1 is a Saturday, payment will start on the next business day.

First quarter highlights

•

Domestic Retail: Domestic Client Assets reached a record 88.3 trillion yen as of the end of June. Commissions for the distribution of investment trusts[2] of 39.6 billion yen represent record level since the start of quarterly reporting in the fiscal year ended March 31, 2002.

•	Global Markets: Record order flow for interest rate and currency-linked structured bonds. Provided 230 million US dollar mezzanine loan power station project in the Philippines.

•

Global Investment Banking: Acted as lead manager for large deals such as a public offering by Daikin Industries and ranked number one in Equity and Equity-related league table (Japan-related)[3] for six months to June 2007. In M&A, advised on deals including sale of All Nippon Airways’ hotel business and topped league table for Any Japanese Involvement Financial Advisors[3].

•	Global Merchant Banking: Realized investments in Japan and Europe. Established Asia Merchant Banking in May.

•	Asset Management: Total assets under management in Asset Management grew 3.6 trillion yen from the end of March to a record 30 trillion yen.

[1]

US dollar amounts are included solely for the convenience of the reader and have been translated at the rate of 123.39 yen = 1 US dollar, the noon buying rate in New York for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on June 29, 2007. This translation should not be construed to imply that the yen amounts actually represent, or have been or could be converted into, equivalent amounts in US dollars.

[2]	Nomura Securities
[3]	Source: Thomson Financial

First quarter business segment results

Domestic Retail

In Domestic Retail, despite a decline in first-quarter net revenue compared to the prior quarter, income before income taxes increased 16.8% quarter-on-quarter to 50.6 billion yen.

Domestic Client Assets rose by 3.1 trillion yen from the end of March to 88.3 trillion yen, while client accounts with a balance reached 4 million. Nomura is well on its way to achieving its target of 100 trillion yen in Domestic Client Assets and 5 million accounts by the end of March 2010.

A total of twelve investment trusts saw sales of over 30 billion yen during the quarter. As a result, commissions for the distribution of investment trusts reached 39.6 billion yen, a record level since the start of quarterly reporting. In addition, investment trust administration fees and other increased for the tenth straight quarter. Stock brokerage commissions, meanwhile, decreased 23.3% from the prior quarter to 22.2 billion yen due to a decline in equity agency transaction value.

Global Markets

In Global Markets, net revenue grew from the prior quarter and income before income taxes increased 8.8% quarter-on-quarter to 26.0 billion yen.

Net revenue in Fixed Income jumped 94.8% compared to the prior quarter, as order flow for interest rate and currency-linked structured bonds reached a record level, more than offsetting the 31.2 billion yen loss booked due to deterioration of the US residential mortgage-backed securities market.

Net revenue in Equity declined 7.0% from the previous quarter due primarily to a drop in MPO trading revenue.

Global Investment Banking

In Global Investment Banking, the equity underwriting business performed stronger than is normally seen for the first quarter, the M&A-related business enjoyed an increase in activity, and Nomura’s international operations contributed to revenue led by Europe, which has been the focus of a strategic build up. These factors combined to produce a record level of first-quarter net revenue since the start of quarterly reporting. Income before income taxes increased 78.2% from the prior quarter to 20.7 billion yen.

In equity financing, Nomura acted as lead manager for such deals as a public offering by Daikin Industries and a secondary offering by Japan Petroleum Exploration.

In M&A, Nomura acted as financial advisor on All Nippon Airways’ sale of its hotel business and the business restructuring of Jupiter TV by Sumitomo Corporation.

Internationally, Nomura acted as global coordinator on Russia’s largest-ever IPO for PIK Group, a major Russian residential property developer.

Global Merchant Banking

Global Merchant Banking reported income before income taxes of 40.1 billion yen due to the sale of Deutsche Annington, an investee company of Terra Firma in Europe, and Wanbishi Archives, a Nomura Principal Finance investee company.

Asset Management

In Asset Management, net revenue grew from the prior quarter and income before income taxes increased 52.4% quarter-on-quarter to 12.2 billion yen. Sales of the My Story Profit Distribution-type Fund and other funds offering frequent distributions remained strong. The Nomura Global Contrarian Fund and Nomura RAFI® Japan Equity Fund were launched during the quarter for distribution by Nomura Securities.

In the bank channel, sales of investment trusts that invest in REITs increased. Japan Post saw a steady increase in net assets for the Nomura Global Six Assets Diversified Fund and also began selling the Nomura Asset Design Fund.

In the investment advisory business, the balance of advisory contracts continued to increase steadily. As a result, total assets under management in Asset Management increased by 3.6 trillion yen from the end of March to a record 30.6 trillion yen.

Ends

For further information please contact:

Name	Company	Telephone
Kimiharu Suzuki	Nomura Holdings, Inc.	81-3-3278-0591
Michiyori Fujiwara	Group Corporate Communications Dept.

Notes to editors:

Nomura Group

Nomura is a global financial services group dedicated to providing a broad range of financial services for individual, institutional, corporate and government clients. The Group offers a diverse line of competitive products and value-added financial and advisory solutions through its global headquarters in Tokyo, over 150 branches in Japan, and an international network in 30 countries; with regional headquarters in Hong Kong, London, and New York. The Group’s business activities include investment consultation and brokerage services for retail investors in Japan, and, on a global basis, brokerage services, securities underwriting, investment banking advisory services, merchant banking, and asset management. For further information about Nomura please visit our website at www.nomura.com.

First quarter of fiscal year ending March 31, 2008 (1)

US GAAP Figures

	(Billions of yen)		% change	(Billions of yen)	% change
	June 30, 2007 (2007.4.1 ~ 2007.6.30) (B)	March 31, 2007 (2007.1.1 ~ 2007.3.31) (A)	(B-A)/(A)	June 30, 2006 (2006.4.1 ~ 2006.6.30) (C)	(B-C)/(C)
Net revenue	380.7	311.3	22.3	205.9	84.9
Non-interest expenses	237.9	228.1	4.3	172.5	37.9

Income before income taxes	142.8	83.2	71.8	33.4	327.6
Income tax expense	66.1	50.1	32.0	13.3	398.2

Net income	76.7	33.1	131.9	20.1	281.1

Return on equity (ROE)	13.7%	6.0%	—	3.9%	—

Total of business segments

	(Billions of yen)		% change	(Billions of yen)	% change
	June 30, 2007 (2007.4.1 ~ 2007.6.30) (B)	March 31, 2007 (2007.1.1 ~ 2007.3.31) (A)	(B-A)/(A)	June 30, 2006 (2006.4.1 ~ 2006.6.30) (C)	(B-C)/(C)
Net revenue	352.7	283.6	24.4	209.8	68.1
Non-interest expenses	204.9	—	1.2	155.3	31.9

Income before income taxes	147.9	81.2	82.0	54.4	171.6

First quarter of fiscal year ending March 31, 2008 (2)

(1) Net revenue

	(Billions of yen)		% change	(Billions of yen)	% change
	June 30, 2007 (2007.4.1 ~ 2007.6.30) (B)	March 31, 2007 (2007.1.1 ~ 2007.3.31) (A)	(B-A)/(A)	June 30, 2006 (2006.4.1 ~ 2006.6.30) (C)	(B-C)/(C)
Business segment information:
Domestic Retail	121.8	124.1	(1.8)	105.6	15.4
Global Markets	108.9	94.6	15.1	68.9	58.1
Global Investment Banking	36.7	26.6	38.1	18.8	95.3
Global Merchant Banking	43.4	(0.9)	—	12.1	258.1
Asset Management	26.4	24.1	9.7	17.6	49.7

Sub Total	337.3	268.4	25.7	223.1	51.2
Other	15.4	15.2	1.8	(13.3)	—

Net revenue	352.7	283.6	24.4	209.8	68.1

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	(2.6)	0.3	—	(20.6)	—
Effect of consolidation/deconsolidation of certain private equity investee companies	30.7	27.4	12.0	16.8	82.4

Net revenue	380.7	311.3	22.3	205.9	84.9

(2) Non-interest expenses

Business segment information:
Domestic Retail	71.3	80.8	(11.8)	63.1	13.0
Global Markets	82.9	70.6	17.3	54.6	51.8
Global Investment Banking	16.0	15.0	6.9	13.2	20.9
Global Merchant Banking	3.3	4.2	(21.5)	2.3	42.1
Asset Management	14.2	16.1	(11.6)	12.4	14.5

Sub Total	187.7	186.7	0.5	145.6	28.9
Other	17.2	15.6	10.1	9.7	77.1

Non-interest expenses	204.9	202.3	1.2	155.3	31.9

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	—	—	—	—	—
Effect of consolidation/deconsolidation of certain private equity investee companies	33.0	25.8	28.2	17.2	92.0

Non-interest expenses	237.9	228.1	4.3	172.5	37.9

(3) Income (loss) before income taxes

Business segment information:
Domestic Retail	50.6	43.3	16.8	42.5	18.8
Global Markets	26.0	23.9	8.8	14.3	81.8
Global Investment Banking	20.7	11.6	78.2	5.6	272.2
Global Merchant Banking	40.1	(5.2)	—	9.8	309.3
Asset Management	12.2	8.0	52.4	5.2	133.6

Sub Total	149.6	81.7	83.1	77.5	93.2
Other	(1.8)	(0.5)	—	(23.0)	—

Income before income taxes	147.9	81.2	82.0	54.4	171.6

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	(2.6)	0.3	—	(20.6)	—
Effect of consolidation/deconsolidation of certain private equity investee companies	(2.4)	1.6	—	(0.4)	—

Income before income taxes	142.8	83.2	71.8	33.4	327.6

*	The major components

Transactions between operating segments are recorded within segment results on commercial terms and conditions and are eliminated in “Other”.

The following table presents the major components of income/(loss) before income taxes in “Other”

	(Billions of yen)		% change	(Billions of yen)	% change
	June 30, 2007 (2007.4.1 ~ 2007.6.30) (B)	March 31, 2007 (2007.1.1 ~ 2007.3.31) (A)	(B-A)/(A)	June 30, 2006 (2006.4.1 ~ 2006.6.30) (C)	(B-C)/(C)

Net gain/loss on trading related to economic hedging transactions	(14.4)	(1.1)	—	(11.4)	—
Realized gain (loss) on investments in equity securities held for operating purposes	2.1	0.3	657.9	0.1	1,405.0
Equity in earnings of affiliates	5.1	4.7	7.7	3.3	54.3
Corporate items	(9.7)	(1.8)	—	(7.2)	—
Others	15.1	(2.6)	—	(7.9)	—

Total	(1.8)	(0.5)	—	(23.0)	—

1.	This document is produced by Nomura Holdings, Inc. (“Nomura”). Copyright 2007 Nomura Holdings, Inc. All rights reserved.

2.	Nothing in this document shall be considered as an offer to sell or solicitation of an offer to buy any security, commodity or other instrument, including securities issued by Nomura or any affiliate thereof. Offers to sell, sales, solicitations to buy, or purchases of any securities issued by Nomura or any affiliate thereof may only be made or entered into pursuant to appropriate offering materials or a prospectus prepared and distributed according to the laws, regulations, rules and market practices of the jurisdictions in which such offers or sales may be made.

3.	No part of this document shall be reproduced, stored in a retrieval system or transmitted in any form or by any means, electronic, mechanical, photocopying, recording or otherwise, without the prior written permission of Nomura.

4.	The information and opinions contained in this document have been obtained from sources believed to be reliable, but no representations or warranty, express or implied, are made that such information is accurate or complete and no responsibility or liability can be accepted by Nomura for errors or omissions or for any losses arising from the use of this information.

5.	This document contains statements that may constitute, and from time to time our management may make “forward-looking statements” within the meaning of the safe harbor provisions of The Private Securities Litigation Reform Act of 1995. Any such statements must be read in the context of the offering materials pursuant to which any securities may be offered or sold in the United States. These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside our control. Important factors that could cause actual results to differ from those in specific forward-looking statements include, without limitation, economic and market conditions, political events and investor sentiments, liquidity of secondary markets, level and volatility of interest rates, currency exchange rates, security valuations, competitive conditions and size, and the number and timing of transactions.

6.	The consolidated financial information in this document is unaudited.

Notification of Impairment of Investments in Subsidiaries and Affiliates in

Unconsolidated Financial Statements

Tokyo, July 25, 2007—In accordance with the Rules on Timely Disclosure of Tokyo Stock Exchange, Nomura Holdings, Inc. today announced that it has recorded an impairment of its investment in the shares of its subsidiary holding company for the Americas in its unconsolidated financial statements for the first quarter of the fiscal year ending March 31, 2008.

The impact of the impairment on Nomura Holdings’ consolidated financial statements through the year ended March 31, 2007, has already been reflected in Nomura Holdings’ consolidated financial statements for the year ended March 31, 2007. The impact for the first quarter of the year ending March 31, 2008, is reflected in Nomura Holdings’ consolidated financial statements for the quarter ended June 30, 2007, announced today.

(billions of yen, except percentages)
(A) Impairment of Investments in Subsidiaries and Affiliates on Unconsolidated Financial Statements for the year ending March 31, 2008	71.7
(B) Shareholders’ equity as of March 31, 2007 (A)/(B)	1,475.3 (4.9%)
(C) Ordinary income for the fiscal year ended March 31, 2007 (A)/(C)	207.2 (34.6%)
(D) Net income for the fiscal year ended March 31, 2007 (A)/(D)	158.2 (45.3%)

Ends

For further information please contact:

Name	Company	Telephone
Kimiharu Suzuki Michiyori Fujiwara	Nomura Holdings, Inc. Group Corporate Communications Dept.	81-3-3278-0591

Notes to editors:

Nomura Group

Nomura is a global financial services group dedicated to providing a broad range of financial services for individual, institutional, corporate and government clients. The Group offers a diverse line of competitive products and value-added financial and advisory solutions through its global headquarters in Tokyo, over 150 branches in Japan, and an international network in 30 countries; with regional headquarters in Hong Kong, London, and New York. The Group’s business activities include investment consultation and brokerage services for retail investors in Japan, and, on a global basis, brokerage services, securities underwriting, investment banking advisory services, merchant banking, and asset management. For further information about Nomura please visit our website at www.nomura.com.